FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-260501
October 26, 2021

 October 26, 2021  Algonquin to Acquire Kentucky Power Company & AEP Kentucky Transmission Company, Inc.    An amended and restated preliminary short form prospectus containing important information relating to the securities and the acquisition described in this presentation has not yet been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the amended and restated preliminary short form prospectus is required to be delivered to any investor that received this presentation and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the amended and restated preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.The Company (as defined herein) has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for an offering to which this communication may relate. Before you invest, an investor in the United States should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and any offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

 2   2   Disclosure  Forward-Looking StatementsCertain written statements included herein and/or oral statements made in connection with the presentation contained herein constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will”, “expects”, “intends”, “should”, “would”, “anticipates”, “projects”, “forecasts”, “plans”, “estimates”, “may”, “outlook”, “aims”, “pending” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in or made in connection with this presentation include, but are not limited to statements regarding: Algonquin Power & Utilities Corp.’s (“AQN”, “Algonquin” or the “Company”) proposed acquisition of the Acquired Entities (as defined herein), including the expected timing for the completion of the Transaction, the purchase price of the Transaction (as defined herein), expectations regarding satisfaction of closing conditions and receipt of regulatory approvals and the expected financing of the Transaction; the anticipated benefits of the Transaction, including the impact of the Transaction on the Company’s business, operations, financial condition, cash flows and results of operations; the expected performance and growth of the Company, including expectations regarding 2021 Adjusted Net EPS (as defined herein); expectations regarding the Company’s generation capacity, customer base, regulated rate-base, electric rate base, distribution and transmission infrastructure and business mix following completion of the Acquisition; expectations regarding the Company’s credit rating following the completion of the Transaction; the expected size of the concurrent bought deal offering; expectations regarding the issuance of additional common equity by the Company; the Company’s sustainability and decarbonization targets, initiatives and goals; expectations regarding the impact of the Transaction on the business of the Acquired Entities and their stakeholders, including opportunities for regulatory enhancements; the Company’s “greening the fleet” plans with respect to the Acquired Entities, including with respect to the Mitchell coal plant; expectations regarding the Acquired Entities’ sourcing of coal-fired generation; expectations regarding the benefits, outcomes and impacts of transitioning to renewable energy; the closing of the Company’s acquisition of New York American Water (as defined in the Company’s Annual Information Form dated March 4, 2021 for the year ended December 31, 2020) and the Company’s sustainability and environmental, social and governance goals. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their nature they rely on assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in this presentation or contained in AQN’s preliminary short form prospectus dated the date hereof, AQN’s Management Discussion and Analysis for the three and six months ended June 30, 2021 (the “Interim MD&A”), AQN’s Management Discussion and Analysis for the three and twelve months ended December 31, 2020 (the “Annual MD&A”), and AQN’s Annual Information Form for the year ended December 31, 2020, each filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.CurrencyIn this presentation, unless otherwise specified or the context requires otherwise, all dollar amounts are expressed in U.S. dollars.Non-GAAP Financial MeasuresThe terms “Adjusted Net Earnings” and “Adjusted Net Earnings per share” (or “Adjusted Net EPS”) may be used in this presentation and discussion. The terms “Adjusted Net Earnings” and “Adjusted Net EPS” are not recognized measures under U.S. GAAP. There is no standardized measure of “Adjusted Net Earnings” or “Adjusted Net EPS”; consequently, AQN’s method of calculating these measures may differ from methods used by other companies and therefore they may not be comparable to similar measures presented by other companies. An explanation, calculation and analysis of “Adjusted Net Earnings” and “Adjusted Net EPS”, including a reconciliation to the most directly comparable U.S. GAAP measure, where applicable, can be found in the Interim MD&A and the Annual MD&A.

   Agenda and Presenters    Arun BanskotaPresident and Chief Executive Officer    Jeffery NormanChief Development Officer    Arthur KacprzakChief Financial Officer  4  Kentucky Power & Kentucky TransCo Overview      7  Combined Business Profile    6  Greening the Fleet Opportunity  1  Transaction Overview    2  Strategic Rationale    3  Mergers & Acquisitions (“M&A”) Track Record    9  Key Milestones & Timeline    8  Financing Plan    Presenters   3   Regulatory Overview  5

Transaction Overview

Transaction and Purchase Price	• Liberty Utilities Co., an indirect subsidiary of Algonquin, agreed to acquire Kentucky Power Company ("Kentucky Power") and AEP Kentucky Transmission Company, Inc. ("Kentucky TransCo" and collectively, the "Acquired Entities") from American Electric Power Company Inc. ("AEP"), and American Electric Power Transmission Company, LLC (the "Transaction") - Kentucky Power is a state and U.S. Federal Energy Regulatory Commission ("FERC") regulated, vertically integrated electric utility that provides services to approximately 228,000 active customer connections in twenty Eastern Kentucky counties - Kentucky TransCo is a FERC regulated electric transmission utility operating in the Kentucky portion of the Pennsylvania-New Jersey-Maryland regional transmission organization ("PJM")[1] • Total purchase price of approximately $2.846 billion including the assumption of approximately $1.221 billion in debt[2] - Expected mid-year 2022 rate base acquisition multiple of 1.3x based on $2.2 billion of mid-year 2022 rate base
Financing Plan	• Following closing of the underwritten public offering of common shares announced concurrently with the Acquisition, Algonquin does not expect to raise additional capital by way of the issuance of common equity through mid-2022, being the expected timing for closing of the Transaction • Remainder of the cash purchase price, after accounting for the proceeds of the concurrent common equity offering, expected to be funded through a combination of hybrid debt, equity units and/or monetization of non-regulated assets or investments • Financing plan is designed to maintain Algonquin's investment grade credit ratings • Secured approximately $2.725 billion acquisition financing commitment
Transaction Timing & Approvals	• Regulatory approvals include FERC, the Committee on Foreign Investment in the Unites States ("CFIUS"), the expiration or termination of the waiting period under the Hart-Scott-Rodino Act ("HSR"), and state approvals in Kentucky and West Virginia (for the termination and replacement of the existing operating agreement for the Mitchell facility) • Final regulatory approvals and Transaction close are expected by mid-2022

1 – Regional Transmission organization that coordinates the movement of wholesale electric in the mid-Atlantic.
2 – Subject to customary closing adjustments.

Algonquin
4

Strategic Rationale

Algonquin

KENTUCKY POWER

1 Significant Growth in Regulated Electric Utility Operations

- Consistent with Algonquin's strategy of completing accretive add-on regulated acquisitions at attractive values
- Increases pro forma regulated rate base to approximately $9 billion[1] and overall pro forma business mix to nearly 80%[1] regulated businesses
- Increases pro forma electric rate base from 63% to 72% of total rate base[2]
- Expected to increase service territory footprint and provide greater regulatory jurisdiction diversification

2 Leverages Greening the Fleet Experience & Re-Confirms Leadership in the Energy Transition

- Significant opportunities to transition the existing rate based fossil fuel generation with rate-regulated renewables sources
- Reinforces Algonquin's competitive position in the energy transition and leverages its experience in greening the fleet
- Kentucky Power greening the fleet initiatives would align with Algonquin's target of achieving net-zero greenhouse gas emissions (scope 1 and 2) by 2050

3 Expected to be Accretive to Earnings and Maintain Investment Grade Credit Profile[3]

- Expected to be accretive to Adjusted Net EPS in first full year and mid-single digit percentage accretion thereafter
- Expected to support growth in Algonquin's Adjusted Net EPS over the long-term
- Financing plan designed to maintain Algonquin's investment grade credit rating

1 – Includes New York American Water.
2 – 2022E Mid-year rate base, including pending acquisition of New York American Water.
3 – Please see "Non-GAAP Financial Measures" on page 2 of this presentation.

Algonquin

5

Track Record of Successful M&A Execution

- ✓ 5 utility acquisitions successfully integrated since 2017, New York American Water closing pending, and acquisition of Kentucky Power and Kentucky TransCo expected to close in mid-2022
- ✓ Expertise in integrating utilities of scale (Empire District Electric Company (“Empire”), California Pacific Electric Company (“CalPeco”), Granite State Electric Inc., and Energy North Natural Gas Inc.)
- ✓ Focus on providing safe, reliable and affordable service to customers
- ✓ Algonquin's commitment to existing communities, customers and employees is a foundation of its track record of successful integration



2017

Empire District Electric Company
- Purchase Price: $2.4 billion
- Closing Period: ~11 months
- Customer connections: ~218,000

2019

New Brunswick Gas
- Purchase Price: C$339 million
- Closing Period: ~10 months

St. Lawrence Gas
- Purchase Price: $70 million
- Closing Period: ~26 months
- Customer connections: ~16,000

2020

Empresa de Servicios Sanitarios de Los Lagos S.A. ("ESSAL")
- Purchase Price: $162 million[2]
- Closing Period: ~1 month
- Customer connections: ~230,000

Ascendant
- Purchase Price: $365 million
- Closing Period: ~17 months
- Customer connections: ~35,000

2021 (Expected)

NY American Water Company Inc.
- Purchase Price: $608 million
- Closing Period: pending
- Customer connections: ~125,000

2022 (Expected)

Kentucky Power & Kentucky TransCo
- Purchase Price: $2.8 billion[1]
- Closing Period: pending
- Active customer connections: ~228,000

Algonquin

1 – Includes assumption of debt. Subject to customary closing conditions.
2 – Aggregate purchase price for 94% stake in ESSAL.

6

 Kentucky Power & Kentucky TransCo: Fully Regulated Electric Utilities  7    Residential    Industrial and Other    Commercial  Energy Sales (2020)  Rate Base (Mid-Year 2022E)    Kentucky Public Service Commission    FERC  Company  Head Office  Ashland, Kentucky  Regulated Asset  Rate Base(Mid-Year 2022E)  $2.2B2    Infrastructure  Transmission & Distribution: 11,152 mi.Owned Generation: 1,060 MW  Regulatory Framework  Jurisdictions  Kentucky & FERC (PJM)    S&P RRA Rating  Average 1    Authorized Return3  Generation & Distribution: ROE4: ~9.3%5FERC Transmission: ROE4: ~10.4%6    Equity Thickness3  ~43%          Engages in the generation, transmission, and distribution of electricity[~166k] customer connections1 in 20 eastern Kentucky counties ~93% of rate base regulated under the Kentucky Public Service Commission (“KPSC”) and ~7% of rate base FERC-regulated transmission linesOpportunity to build a strong relationship with the KPSC and work towards future regulatory outcomes beneficial to all stakeholders   7     Service Area  Transmission Lines    Generation  1 – Includes active and inactive customer connections.2 – Expected 2022 mid-year rate base comprised of Kentucky Power ($2.0bn) and Kentucky TransCo ($0.2bn).3 – Approved Rate Case in January 2021.4 – ROE defined as “Return on Equity”.5 – Reflects authorized ROE made effective in January 2021; authorized ROE for riders with an approved equity return (Decommissioning Rider and Environmental Surcharge) is 9.1%.6 – Reflects base ROE of ~9.9% plus 0.5% RTO incentive adder.    Opportunities for improved regulatory outcomesTransmission and distribution investments to ensure system reliability and integrityAnticipated build out of renewable generation

KPSC Regulatory Environment

Key KPSC Regulatory Features

- ✓ Rated Average/1 by S&P Global; top third of all states ranked
- ✓ Commissioners appointed by Governor for 4 year terms; provides continuity
- ✓ Merger approval standard "consistent with public interest"; maximum four months to issue order
- ✓ Strong regulatory regime with attractive features
- ✓ Mechanisms in place to some mitigate regulatory lag; including fuel costs, environmental compliance, switching to a prospective test year, etc.
- ✓ Surcharge Supportive Integrated Resource planning ("IRP") process; recent review supports retiring coal in favor of renewables

Opportunity for Regulatory Enhancements and Improved Regulatory Outcomes

- ✓ Kentucky Power had an average earned ROE of 6.6% from 2016-2020 as compared to an authorized ROE of 9.3%[1], and an average time of 33 months between electric utility rate cases filed in the last seven years
- ✓ Anticipated transfer of or retirement (for rate-marking purposes) of Kentucky Power's 50% ownership interest (representing 780 MW) in the Mitchell coal plant in 2028 allows opportunity for rate-regulated renewables to be added to Kentucky Power's rate base
- ✓ Opportunity to switch to prospective test year from current historical regime
- ✓ Kentucky Power's current equity thickness is lower than peers'

8

Algonquin

1 – Reflects authorized ROE made effective in January 2021; authorized ROE for riders with an approved equity return (Decommissioning Rider and Environmental Surcharge) is 9.1%.

Earned ROEs for Kentucky Utilities[1,2,5]

- Opportunity for improved regulatory outcomes



9.3%[3]
6.6%
8.8%
9.3%
9.5%
Kentucky Power
Duke Energy
KU Energy
Louisville Gas & Electric
33
24
24
24
Time Between Rate Case Applications[4] *(months)*

Source: FERC Form 1

1 – Average Earned ROE from 2016-2020.
2 – Earned ROE calculated Net Income/Total Proprietary Capital from FERC Form 1.
3 – Reflects authorized ROE made effective in January 2021; authorized ROE for riders with an approved equity return (Decommissioning Rider and Environmental Surcharge) is 9.1%.
4 – Average time between electric utility rate cases filed in the last 7 years.
5 – These comparables (as defined by applicable Canadian securities laws) are intended to allow a potential investor to evaluate the business of Kentucky Power as compared to the other entities identified. The other entities were selected because they are each regulated utilities operating in the State of Kentucky, like Kentucky Power, and are affected by relatively similar trends, growth prospects and risks as those affecting Kentucky Power, and therefore Algonquin believes that they are an appropriate basis for comparison with Kentucky Power. This information was obtained from public sources and has not been verified by Algonquin or any of the underwriters. The business, assets and financial results of the other entities may not be completely comparable to that of Kentucky Power in all respects and such entities may face different risks and industry conditions than Kentucky Power. Additionally, the comparable information presented herein is presented for the periods indicated, and such information may change in the future. As a result, potential investors should not rely solely on the comparables set forth in this presentation in deciding whether or not to purchase the securities described in this presentation. If the comparables presented herein contain a misrepresentation, a purchaser of the securities described in this presentation will not have a remedy in respect of such misrepresentation under applicable Canadian securities laws.

Algonquin

9

Greening the Fleet Opportunity at Kentucky Power

Greening the Fleet Pathway

Rockport UPA Termination

- 393 MW leased coal capacity under a Unit Power Agreement ("UPA") that expires in 2022
- Algonquin does not intend for the UPA to be renewed by Kentucky Power

Mitchell Operating Agreement

- Operation of the Mitchell coal plant expected to be transferred to a subsidiary of AEP upon closing of Transaction

Replacing Mitchell Coal Capacity

- Opportunity to replace the capacity provided by the Mitchell coal plant with emissions-free renewable generation or lower emissions generation fuels
- Algonquin expects that Kentucky Power will not directly source any generation from coal-fired facilities after 2028

Renewables Build-Out

- Expiring Rockport UPA and transfer of or retirement (for rate-making purposes) of Kentucky Power's 50% ownership interest in the Mitchell coal plant in 2028 reinforcing need for new generation sources
- Expected levelized cost of energy from renewables lower than market purchases and current fossil-fuel owned generation assets

Opportunity for Significant Reduction to Non-Renewable Generation[1,2] *(MW)*



Decrease of 1,173 MW
393
780
280
780
280
780
280
280
2022E
2023E
2028E
2029E
Big Sandy (Gas)
Mitchell (Coal)
Rockport (UPA) (Coal)

Renewable Generation

1+ GW of potential regulated renewables investment opportunities

Greening the Fleet initiatives at Kentucky Power are aligned with Algonquin's target of achieving net-zero for scope 1 and scope 2 emissions by 2050

Algonquin

1 – Mitchell (Coal) 780 MW based on proportionate capacity.
2 – 2023 reduction based on Rockport UPA termination; 2029 reduction based on Mitchell transfer or retirement.

10

Algonquin's Greening the Fleet Track Record

Case Study — Liberty Empire District Electric

Transaction Details

- Acquired in January 2017
- Fully regulated electric, gas, and water utility based in Missouri serving electric customers in the Midwest (Missouri, Kansas, Oklahoma and Arkansas)

Energy Transition Highlights

- Owned primarily coal- and gas-fired power plants with limited renewables investments when acquired
- Retired 200 MW Asbury coal-fired power in 2020, ahead of schedule
- Added 600 MW of new build wind capacity in 2021
- Total investment of $1.1 billion

Annual Emissions *(Thousands of Mt CO_2e)*



Emissions reduced by 33%
2,741
2,580
2,552
1,837
2017
2018
2019
2020

Case Study — Liberty CalPeco

Transaction Details

- Jointly acquired with Emera from NV Energy in 2011; subsequently acquired Emera's equity interest in 2012
- Fully regulated electric utility serving customers in California

Energy Transition Highlights

- Aligned with California Renewable Portfolio Standard with a goal of 100% renewables generation and zero carbon footprint
- Added Luning 1 in 2017 with 50 MW
- Added Turquoise Solar in 2019 with 10 MW
- Currently developing Luning II with 60 MW Solar and 240 MWh of storage

Annual Emissions *(Mt CO_2e)*



Emissions reduced by 38%
9,937
7,673
6,152
6,145
2017
2018
2019
2020

Algonquin
11

Enhances Algonquin’s Scale and Regulated Business Mix  12    Algonquin (Pre-Transaction)  Acquired Entities  Algonquin (Pro Forma)6  % Increase  Total Generation Capacity  5.7 GW1  1.1 GW2  6.8 GW    Rate Base (Rate Base 2022E Mid-Year)  $6.8 B5  $2.2 B  $9.0 B    Transmission & Distribution Line Miles  29,8183  11,152  40,970    Total Customer Connections  1.2 MM5  0.2 MM  1.3 MM    Enterprise Value4  $17.9 B  $2.8 B  $20.8 B     12       Regulated  Unregulated  Business Mix      Rate Base      Gas  Water    Electric      1 - Includes owned generation and investments in generating assets including pro-rata share of Atlantica generation; does not include minority investments (such as Plum Point and Iatan).2 – 780 MW coal, 280 MW natural gas, excluding 393 MW under a UPA which expires in December 2022.3 – Transmission comprised of gas distribution lines, electricity distribution lines, and water distribution mains.4 – S&P Capital IQ data as of October 25, 2021.5 – Includes pending acquisition of New York American Water.6 – Pro Forma numbers include New York American Water and Acquired Entities.  2022E Mid-Year (Pre-Transaction)5  2022E Mid-Year (Post-Transaction)6

 13  Assumed debt (~$1.2B)  ~$2.8B  ~$1.6B  ~$0.7B - $0.8B  ~$0.8B - $0.9B      Multiple Options  Hybrid debt and equity unitsMonetization of non-regulated assets or investments   13   Indicative Financing Plan ($B)  1 – Subject to customary closing adjustments.   1  Financing Plan Designed to Maintain Investment Grade Credit Ratings  $2.725B acquisition financing commitment to support the TransactionFollowing closing of the concurrent equity offering, Algonquin does not expect to raise capital by way of the issuance of common equity through mid-2022, being the expected timing for closing of the TransactionVarious tools available to satisfy remainder of purchase price

 Q4 2021  Q1 2022  Q2 2022                                14  Announcement (Transaction and Underwritten Public Offering)    Secure Approvals from FERC, CFIUS, and State Commissions in Kentucky & West Virginia  Commence Regulatory Filings with U.S. Federal + State Regulatory Agencies  Department of Justice HSR Order  Supplemental Financings for Transaction  Transaction Close   14     Illustrative Transaction Timeline

 15  Closing Remarks  Significant growth in regulated electric utility operationsLeverages greening the fleet thesis and re-confirms leadership in the energy transition Expected to be accretive to Adjusted Net EPS and supportive of long-term growth outlook¹Financing plan designed to maintain investment grade credit ratings  P  P  P  P   15   1 - Please see “Non-GAAP Financial Measures” on page 2 of this presentation.